Hilton Group plc

04036852

RECEIVED
2004 SEP 14 A 9:1?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

COMPANIES ACT 1985 ("THE ACT")
DISCLOSURE OF INTERESTS IN SHARES

HILTON GROUP PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY, PURSUANT TO PART VI OF THE ACT, FROM FIDELITY INVESTMENTS ("FIDELITY") THAT THE INTERESTS ON 3 SEPTEMBER 2004 OF FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED ("FIL") AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR E C JOHNSON (A PRINCIPAL SHAREHOLDER OF FMR CORP AND FIL) HAVE INCREASED TO 207,322,139 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 13.08% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

FIDELITY HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

SUPPL

	SHARES
BANK OF NEW YORK BRUSSELS TOTAL	2,541,500
BANK OF NEW YORK LONDON TOTAL	18,588,649
BANK OF NEW YORK BRUSSELS TOTAL	315,400
BROWN BROTHERS HARRIMAN TOTAL	436,731
BROWN BROTHERS HARRIMAN LTD, LUX TOTAL	7,000
CHASE MANHATTAN BANK AG FRANKFURT TOTAL	354,948
CHASE MANHATTAN BANK LONDON TOTAL	10,676,488
CHASE NOMINEES LTD TOTAL	5,464,539
CITIBANK TOTAL	877,271
DEUTCHE BANK TOTAL	281,700

PROCESSED
SEP 14 2004
THOMSON
FINANCIAL

dlw 9/14

DEUTSCHE TOTAL	176,000
DEUTSCHE BANK TOTAL	1,257,676
DEUTSCHE BANK AG, LONDON TOTAL	123,900
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED TOTAL	31,146,134
JP MORGAN TOTAL	5,961,446
MELLON BANK TOTAL	1,004,579
MELLON NOMINEES LTD TOTAL	177,800
MORGAN STANLEY TOTAL	1,164,500
MSS NOMINEES LTD TOTAL	2,071,547
NATIONAL AUSTRALIA BANK TOTAL	36,400
NORTHERN TRUST TOTAL	8,630,522
NORTHERN TRUST LONDON TOTAL	1,078,150
NORTRUST NOMINEES LTD TOTAL	2,313,000
NORTRUST NOMINEES LTD TOTAL	165,200
NORTHERN TRUST LONDON TOTAL	469,314
PICG TOTAL	20,300
STATE STREET BANK & TRUST TOTAL	819,600
STATE STREET HONG KONG TRUST	45,400
STATE STREET NOMINEES LTD TOTAL	2,478,800
CHASE MANHATTAN BANK LONDON TOTAL	45,653,005
CHASE NOMINEES LTD TOTAL	4,794,767

CHASE NOMINEES LIMITED TOTAL	22,734,083
HSBC TOTAL	9,590,369
JP MORGAN CHASE TOTAL	41,270
STATE STREET BANK & TRUST COMPANY TOTAL	3,990,300
STATE STREET NOMINEES LIMITED TOTAL	5,733,230
BANK OF NEW YORK TOTAL	173,900
BANK OF NEW YORK – EUROPE TOTAL	176,800
BROWN BROTHERS HARRIMAN TOTAL	20,800
JP MORGAN CHASE TOTAL	443,600
LLOYDS BANK NOMINEES LIMITED TOTAL	2,243,200
MORGAN STANLEY TRUST CO NOMINEES LIMITED BANK TOTAL	1,300
NORTHERN TRUST TOTAL	863,200
NORTRUST NOMINEES TOTAL	23,598
STATE STREET BANK & TRUST TOTAL	747,951
STATE STREET NOMINEES LTD TOTAL	495,688
BANK OF NEW YORK LONDON TOTAL	1,985,000
BANKERS TRUST TOTAL	1,258,000
BBH TOTAL	2,450
CHASE NOMINEES LTD TOTAL	3,616,106
CITIBANK TOTAL	1,086,200

DEUTSCHE BANK TOTAL	142,800
HSBC TOTAL	367,600
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED TOTAL	559,900
MELLON NOMINEES LTD TOTAL	951,800
NORTHERN TRUST TOTAL	940,728
TOTAL	207,322,139